Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-80995 of R.R. Donnelley on Form S-8 of our report dated June 20, 2008, with respect to the statements of net assets available for benefits of the Donnelley Deferred Compensation and Voluntary Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line item 4i—schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007, annual report on Form 11-k of the Donnelley Deferred Compensation and Voluntary Savings Plan.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois
June 23, 2008